02020522

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

2-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED
FEB 28 2002
368

For the month of
February 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X ____ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ____

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 26 February 2002 By: Stephen Colter

Title: Group Head of Media Relations

LAURENCE POUNTNEY HILL FAX 020 7548 3725
LONDON EC4R 0HH www.prudential.co.uk

PRUDENTIAL

NEWS RELEASE

Embargo 07:00 hrs GMT - 26 February 2002

PRUDENTIAL PLC 2001 UNAUDITED RESULTS

- Total achieved profits (after restructuring costs) up 15 per cent to £1,186 million.
- New business achieved profits up 10 per cent to £673 million.
- Record total Group insurance and investment sales of £21.5 billion, up 54 per cent on 2000 (£13.9 billion).
- Over 60 per cent of Group sales and new business achieved profits from outside the UK.
- Geographically diversified business with significant strengths in chosen markets.
- Total dividend up 3.7 per cent to 25.4p per share.

Results Summary	**2001 £m**	**2000 £m**	**%**
New business achieved profits	673	613	10%
Achieved basis operating profit	1,186	1,029	15%
Statutory basis operating profit	622	840	(26)%
Full-year dividend per share	25.4p	24.5p	3.7%
Shareholders' funds – achieved profits basis	8,150	8,776	(7)%

Commenting on the results, Jonathan Bloomer, Prudential's Group Chief Executive said:

"We have continued to deliver our strategy of building an international retail financial services business by broadening our geographic presence, distribution channels and range of products to enable us to reach more customers and meet more of their needs.

"We have leading positions in key markets around the world and excellent customer access and reach. We are extremely well positioned to benefit from the growth in customer demand for asset accumulation and income in retirement with a business model that has an efficient cost base, financial strength and diversity of earnings by geographic region and product.

"The success of this strategy has been demonstrated in our performance during the year. We have made real progress in restructuring and re-focusing our UK insurance operations and its strong performance in 2001 shows that we can build the business in competitive markets while driving through these changes. There has been continued strong investment performance at M&G and Egg broke even in the fourth quarter as planned. Jackson National Life had its second best year ever for total sales as well as record sales of fixed annuities, and Prudential Corporation Asia had another year of exceptionally strong growth across the region.

"This performance was particularly pleasing because it was achieved against a backdrop of tough market conditions for many areas of our business. Turbulence in capital markets has led to credit losses and a fall in embedded value. However, the overall Group results reflect the fact that Prudential is a financially strong company with outstanding businesses and a broad international base.

Group total insurance sales, on an annual premium equivalent (APE) basis, of £1.8 billion were up 16 per cent and sales of investment products of £1 billion increased from £376

Group total insurance sales, on an annual premium equivalent (APE) basis, of £1.8 billion were up 16 per cent and sales of investment products of £1 billion increased from £376 million in 2000. Achieved basis operating profits (after restructuring costs) increased by 15 per cent to £1,186 million. New business achieved profits were up 10 per cent, principally due to strong growth in Asia. Total in-force achieved operating profits increased 24 per cent to £673 million, despite a £74 million charge relating to average realised bond losses in the United States.

"As part of our ambition to build a business with long-term sustainable growth, we have set a goal for the next four years of doubling the intrinsic value of the Group. We define intrinsic value as the discounted value of the cash generated by the business in the future. This can be approximated to the sum of the embedded value together with a multiple of new business profits for our long-term businesses, and the fair value of non-insurance operations such as Egg and M&G. In order to achieve this goal, we will need to broadly double new business achieved profits and the fair value of our non-insurance operations. This is a stretching target, the key to which is performance delivery and our ability to develop the business so that growth will continue after the four year period, and one which is consistent with our focus on delivering value.

"The markets in which we operate around the world are experiencing significant change, bringing challenges but also enormous opportunities. This change is being driven by a number of factors including demographic shifts, changing regulation and government policy, different consumer attitudes, greater consumer sophistication, market reform and liberalisation, and increasing competition. Prudential, with its AAA financial strength, comprehensive distribution, product innovation and scale operations is well placed to meet these challenges and take advantage of the opportunities they present."

UK and Europe

"In the UK, we have complementary businesses and market-leading positions in key product areas, enabling us to deliver sustained growth in the low margin environment in which we now operate. Our UK insurance operations have undergone an enormous transformation in recent years and the development of our business model to improve our service to over seven million customers continued in 2001. We made changes to our direct sales channels and customer service operations and set out a more focused strategic direction for the business, creating further cost efficiencies and bringing together our operating units under the powerful Prudential brand.

"M&G's market position, investment capabilities and brand strength make it one of the leading fund managers in the UK. The successful integration with Prudential Portfolio Managers has created a focused business with strong positions in all of its markets. Investment performance continues to be encouraging against difficult market conditions. Within the retail market, M&G has materially increased market share during the year, and on the institutional side has won a number of sizeable new fixed income mandates on the back of the growing trend among defined benefit pension schemes to seek to cap their liabilities.

"Egg's full-year results were announced on 25 February 2002. Since we launched Egg in 1998, it has become one of the UK's leading e-commerce financial brands and the leading digital bank worldwide. In November, Egg achieved a break-even position and in doing so, met the commitment made at the time of its flotation in June 2000 that it would break even during the fourth quarter of 2001. Egg's management team is confident that its UK business is sustainably profitable. Customer numbers now stand at over two million, and in January of this year, Egg announced details of its planned launch in France during 2002 including the acquisition of Zebank, the first digital online bank in France.

"In Europe, Prudential had a number of notable achievements during the year including the opening of a Paris-based branch, the launch of Prudential Europe Vie, an equity-backed life insurance product that builds on the success of Prudence Bond in the UK, and the signing of an additional distribution agreement with Centre Francais du Patrimoine, one of the largest multi-product broking services in France."

United States

"2001 has been a year of considerable uncertainty for markets, particularly the capital markets, in the United States. No one in the US has been immune from these difficult market conditions and Jackson National Life (JNL) was no exception. However, long-term demographic trends are favourable and we believe that there are significant growth prospects, bringing with it outstanding opportunities for high quality businesses like JNL.

"JNL is one of the top 20 life insurance companies in the United States in terms of total assets. Since we acquired it in 1986, JNL has been transformed into a market leading provider in its chosen product lines and distribution channels. While its performance during the year was affected by the continued market volatility in the US, particularly in areas such as variable and equity-linked products, JNL's broad product and distribution mix enabled it to deliver strong results in other areas including fixed annuities and stable value products.

"When combined with its considerable operating efficiency, low cost base and modern IT systems, JNL's diversified product portfolio and variety of distribution outlets enables it to continue writing profitable business in difficult economic conditions. Our ambition to grow the business remains and we will continue to develop JNL's product range and enhance its distribution channels to ensure that it is well placed to benefit from the anticipated growth in the US financial services market."

Asia

"The Group had another year of success and impressive growth in Asia. Prudential Corporation Asia (PCA) now operates in 12 countries, having added Japan and Korea to its geographic mix during the year, and it already has top five market positions in eight businesses across the region.

"PCA's performance in 2001 (new business achieved profits were up 67 per cent) endorsed its successful strategy of entering new markets, strengthening and diversifying distribution channels, and launching innovative, customer-focused products. The prospects for the long-term savings markets will continue to be significant across Asia, and represent an excellent opportunity for companies like Prudential with its financial strength, trusted brand name, strong joint venture partners, track record of success in the region, and a commitment to meet local customer needs with innovative products."

Summary

"2001 has been another year of considerable success and achievement for the Group and the benefits of our strategy of diversification by product and distribution channel internationally are very clear. Prudential is one of only 10 insurance companies worldwide with AAA financial strength ratings from both Standard & Poor's and Moody's. We have some truly outstanding businesses across the Group and through our focus on delivering value rather than volume as well as our active management of capital, I believe that we are very well placed for the future."

The final dividend of 16.7p per share will be paid on 29 May 2002 to shareholders on the register at the close of business on 22 March 2002. Shareholders will once more be offered a scrip dividend alternative.

-ENDS-

Media Enquiries:

Geraldine Davies – 020 7548 3911
Steve Colton – 020 7548 3721
Clare Staley – 020 7548 3719

Investor/Analyst Enquiries:

Rebecca Burrows – 020 7548 3537
Andrew Crossley – 020 7548 3166

Notes to Editors:

1. There will be a conference call today for wire services at 7.30am on 020 8288 4530 hosted by Jonathan Bloomer, Group Chief Executive.

2. A presentation to analysts will take place at 10:00am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. A webcast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk

3. There will be a conference call for international investors at 2:30pm (dial in telephone number: +44 (0) 20 8781 0574, US callers 1 334 323 4002). Callers to quote "Prudential" for access to the call.

   A recording of this call will be available for replay for one week by dialling:
   UK: 020 8288 4459, US: 1 703 736 7336, access code 653932.

4. A press conference will take place at 11:45am at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Press Office in advance on 020 7548 3304. Photographs are available at www.newscast.co.uk.

5. An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 8.00am on 26 February 2002.

6. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance and investment sales.

7. Total number of Prudential plc shares outstanding as at 31 December 2001 was 1,993,819,770.

8. **Financial Calendar**:

First quarter new business figures 2002	Thursday 18 April 2002
Annual General Meeting	Thursday 9 May 2002
Interim Results 2002/ Second quarter new business figures 2002	Wednesday 24 July 2002
Third quarter new business figures 2002	Thursday 17 October 2002

PRUDENTIAL PLC 2001 UNAUDITED RESULTS

Results Summary	2001 £m	2000 £m
Achieved Profits Basis Results		
Operating profit before tax		
UK Insurance Operations:		
Long-term business	620	708
General business	79	33
	699	741
M&G	75	125
Egg	(88)	(155)
UK Operations	686	711
US Operations	319	226
Prudential Asia	415	213
Prudential Europe	8	17
Other income and expenditure (including development expenses)	(178)	(138)
	1,250	1,029
UK re-engineering costs	(64)	-
Operating profit (see note)	1,186	1,029
Amortisation of goodwill	(95)	(84)
Short-term fluctuations in investment returns	(1,402)	(440)
Effect of change of economic assumptions	(482)	-
Merger break fee (net of related expenses)	338	-
Profit on business disposals	-	223
(Loss) profit on ordinary activities before tax	(455)	728
Operating earnings per share	41.9p	38.4p
Shareholders' funds	£8.15bn	£8.8bn
Statutory Basis Results		
Operating profit before tax (see note)	622	840
Operating earnings per share	23.3p	30.2p
Dividend per share	25.4p	24.5p
Insurance and investment funds under management	£163bn	£165bn
Banking deposit balances under management	£6.5bn	£7.6bn

Note

Operating profit for insurance operations includes investment returns at the expected long-term rate of return. For the purposes of the presentation set out above, to be consistent with the alternative earnings per share, operating profit excludes amortisation of goodwill and the merger break fee, net of related expenses. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Total profit includes these items together with actual investment returns and profit on business disposals. This basis of presentation has been adopted consistently throughout this announcement.

OPERATIONAL REVIEW

UNITED KINGDOM & EUROPE

UK Insurance Operations

2001 was a significant year for our UK Insurance Operations as we underwent a major restructuring and re-focusing of our business to meet the opportunities and challenges presented by continued change in the UK's life insurance market.

The UK insurance business recorded sales on an annual premium equivalent (APE) basis of £838 million, 10 per cent up on 2000. New business achieved profits (NBAP) were up 6 per cent to £243 million, reflecting increased volumes of new business written during the year, and our ability to build the UK business while driving through change. Total UK achieved operating profits fell 12 per cent to £620 million. However, these results reflect the adoption of the new active basis for setting economic assumptions. Underlying achieved operating profits, excluding the impact of the change to active-basis reporting, were £724 million (up two per cent on prior year), with NBAP contributing £269 million to this result, an improvement of 17 per cent on 2000.

During the year, we announced changes to our customer services operations, including the closure of our direct sales force, to enable us to meet changing customer needs and to continue to operate cost-effectively as a scale player in the UK market. We also transferred our general insurance operations to Winterthur Insurance, while forming an alliance with its UK subsidiary, Churchill, to continue to offer Prudential-branded general insurance products in the UK, while benefiting from Winterthur's market-leading expertise and capabilities in this sector. The transaction, which completed in January 2002, is expected to generate approximately £810 million for Prudential over time, and reflects our strategy of deploying capital where it will deliver the most value. Profit arising from the transaction will be accounted for in 2002.

Our core UK insurance businesses are currently being integrated into one organisational structure to significantly improve customer service and to lower costs. We announced our commitment to take a further £175 million out of our annual UK cost base by 2004 and aggressively drive expense levels across the business down to one per cent of funds under management. We believe this is an appropriate benchmark, and one which we are determined to surpass in the future.

During 2001, we continued to build our multi-channel distribution capability, which will give us the flexibility to respond to changing market environments while maintaining our market-leading position. In the UK, we distribute our products direct to customers (telephone, internet and mail), through intermediaries including IFAs and consulting actuaries, and through the workplace to our corporate pensions customers. Going forward, we will also develop partnerships with retailers and other distributors.

We have an excellent brand and market-leading positions in a number of product areas. Our future strategic focus will be on high growth medium to long-term savings products, including annuities, pensions, with-profits bonds and ISAs. We believe this product mix offers the best growth prospects in the market by meeting customer needs for long-term savings and retirement income.

Sales of individual annuities totalled £1.3 billion during the year, up 17 per cent. We launched an impaired life annuity, which offers higher income to those with chronic conditions, and a Flexible Retirement Income Account offering customers a greater degree of freedom in their pension arrangements. We wrote an increasing volume of shareholder backed annuity business during the year which will result in a greater portion of the economic benefits flowing directly to shareholders.

There are 11 million employees in occupational pension schemes of which some 4.7 million are members of a defined benefit scheme. Changes to the tax treatment of dividends, lower equity returns and increased longevity, are leading trustees to consider alternatives to defined benefit schemes. In addition, over the next two years, FRS17 will increase the transparency of the impact on companies' balance sheets of funding defined benefit schemes. As a result, many companies are now looking to change their pension arrangements to defined contribution schemes, an area in which we have a strong customer offering.

As well as seeing a shift from defined benefit to defined contribution schemes for employees, we expect to see the bulk annuities market grow to an estimated £300 billion as trustees seek to manage remaining liabilities under defined benefit schemes. In 2001, our sales of bulk annuities totalled £575 million, and we will continue to be a leading player in this market.

We enjoyed a number of key successes in the group pensions market during the year including being named joint provider for Stakeholder pensions and Additional Voluntary Contributions (AVCs) to the National Health Service (NHS), giving us access to over a million NHS employees. In addition, we have around a 50 per cent share of the local government AVC market. In 2001, we further improved our service to customers by enabling them to carry out transactions to their pensions on-line through their company intranet, with employers benefiting from the ability to automatically collect contributions direct from the payroll system.

Looking ahead, we aim to be a leading player in the Stakeholder market with a focus on larger corporate schemes where we can offer quality service within the economics of a one per cent environment.

Sales of our with-profits bonds through IFAs were up 33 per cent to a record £2 billion. 2001 marked the tenth anniversary of Prudence Bond, and in January 2002, we launched an enhanced with-profits product to build on the success of Prudence Bond. It provides greater flexibility and clarity to customers and will enable us to continue to build on our market-leading position within the with-profits market.

Prudential has seven million customers in the UK giving us a presence in one in five households. Prudential is ranked number one in brand awareness in the 45+ age group, which accounts for 70 per cent of the savings market and is a key focus for us in growing the business.

We see increasing scope for attracting more of these customers, given the 'flight to quality' we are witnessing in the market at present as people place increasing emphasis on financial strength when making their investment decisions. Consumers are seeking the reassurance of brands they can trust, and this puts Prudential in a very strong position.

M&G

M&G is Prudential's UK and European fund management business and has over £120 billion of funds under management. These funds are invested in a wide range of assets, including UK and international equities, fixed interest, property and private equity. M&G is the UK's second largest retail fund manager in terms of funds under management.

Underlying profit from the core retail and wholesale businesses was £56 million, an increase of £4 million from 2000. In addition, M&G earned a performance fee of £19 million (£14 million in 2000) reflecting its outperformance in managing the Prudential life fund. M&G's profits of £75 million compare to £125 million in 2000. This decline was primarily due to the transfer of the life and pensions business to Scottish Amicable in 2000, which contributed £42 million of operating profit in 2000.

M&G's strategy of refocusing its institutional business on core areas of strength in fixed interest, defined contribution and pooled pensions is increasingly bearing fruit as the move away from defined benefit schemes gathers momentum. A further £700 million of institutional specialist fixed income mandates were won during the year, with M&G's market leadership in liability and cashflow matching being a particular factor behind these wins. During 2001, M&G continued to develop its pooled fund business and increased the number of defined contribution clients.

For the second consecutive year, M&G generated exceptional investment performance across the internal funds for which it was responsible, including the £80 billion managed on behalf of the Prudential Assurance Company's and Scottish Amicable's long-term funds. Against a backdrop of difficult market conditions, these funds beat their competitor and strategic benchmarks by more than two per cent in 2001.

2001 proved a challenging year for the retail fund management industry with gross industry retail sales falling 22 per cent, net retail sales falling 48 per cent and net ISA sales falling 39 per cent (AUTIF figures to December 2001). Excluding an exceptional loan note rollover in 2000, relating to the original acquisition of M&G by Prudential, M&G saw a decrease in gross sales of only 5 per cent and achieved a significant increase in net retail sales over the year. M&G was able to leverage its leading fixed income position and reduce redemptions, in addition to benefiting from an increasing recognition among IFAs of the good performance of a number of its equity funds. M&G also significantly increased its market share in the IFA channel, winning more than a 6 per cent share of all ISA and PEP transfer business sold via intermediaries during 2001.

M&G's property and private equity arms, which primarily invest on behalf of the Prudential Assurance Company, also enjoyed a successful year. The managed property portfolio delivered another impressive performance, beating its market benchmark by a considerable margin, its tenth consecutive year of outperformance. While market conditions for private equity remain challenging, we continued to diversify the portfolio with new investments across Europe and Asia.

M&G has also taken significant steps to build its distribution capability in other parts of the world. In 2001, M&G won unit-holder approval to convert 38 of its unit trust funds to an OEIC (Open Ended Investment Company) structure. This conversion is part of M&G's plans to distribute its product range into European markets.

During the year, M&G established its Berlin-based sales and marketing operation and has now opened for business in both Germany and Austria. A co-operative product strategy has also been agreed with Prudential Corporation Asia through which assets collected within PCA's offshore fund range will flow into M&G's UK OEIC funds.

Cofunds, the fund supermarket for intermediaries which was founded as a joint venture between M&G, Threadneedle, Jupiter and Gartmore, achieved over £200 million of PEP and ISA sales during the year, with over 40 providers offering nearly 500 funds and over 2000 IFA firms now signed up. Cofunds gained nearly a five per cent share of IFA ISA sales and over three per cent of PEP transfers during 2001.

Egg

2001 was another year of outstanding growth for Egg, with operating income up 103 per cent to £189 million and strong customer growth, principally through its credit card business. Pre-tax losses decreased by 43 per cent to £88 million.

Egg's management accounts for November showed that the business made a profit for the month. In doing so, Egg met the commitment made at the time of its flotation in June 2000 that it would break even during the fourth quarter of 2001. Egg's management team is confident that its UK business is sustainably profitable.

During the year, Egg acquired 600,000 net new customers, giving a year-end total of 1.95 million. Today, Egg has over 2 million customers. The credit card business performed strongly, particularly Egg Card, and now has 1.37 million customers. Credit card balances nearly doubled to £1.8 billion and credit quality remains strong. Egg Mortgages increased its book by 18 per cent to £1 billion.

In January 2002, Egg announced its intention to launch in France during the year. As part of this strategy, Egg will acquire Zebank (subject to regulatory approval), the leading French online banking business, which will provide Egg with a platform to distribute Egg-branded products. In addition to this deal, Egg has signed distribution partnerships with French retailers Sephora and La Samaritaine.

Egg will also be extending its partnership with Microsoft to offer further financial services products in France in addition to the proposed fund supermarket through MSN, the leading consumer web destination in Europe.

Prudential Europe

Prudential's European operations encompass both the manufacture and distribution of Prudential branded products in continental Europe through strategic distribution agreements with strong local partners.

In Germany, our focus has been on unit-linked pension and protection products, distributed through local agent sales forces. During 2001, Prudential Europe re-launched its Vorsorge critical illness product, and launched two new mutual funds which were developed jointly with the Deutsche Bank Group. These are fund of funds (Dachfonds) and are the first Prudential branded products to be available in the German market.

During 2001, new business achieved profits of £8 million remained broadly in line with 2000. Total sales in 2001 were £78 million, more than double the levels achieved in the previous year, principally due to strong sales of Prudential Europe Vie, an equity-backed life insurance product that was launched in France in January 2001.

Pru Vie is initially being sold through independent financial advisers approved by Centre Français du Patrimoine (CFP), which is one of the largest multi-brokerage networks in France. In January 2002, Prudential announced a similar arrangement with Espace Patrimoine Conseil (a subsidiary of Crédit Mutuel de Bretagne), and is expecting to enter into further distribution arrangements later this year.

UNITED STATES

The markets in the United States witnessed a year of unprecedented uncertainty in 2001, with equity markets suffering significant declines and bond defaults reaching record levels. No one in the US has been immune from these difficult market conditions and Jackson National Life (JNL) was no exception. However, long-term demographic trends in the US are favourable and we have continued to develop and enhance our product range and distribution channels to ensure that we are well placed to benefit from the anticipated growth in the US financial services market.

Our emphasis has been and will continue to be on profitable growth. Historical results demonstrate our ability to grow sales while maintaining pricing discipline, and in the last four years we have consistently earned above-industry rates of return (as measured by US GAAP operating return on capital). This reflects our key strengths in distribution, product design and cost. In addition, initiatives to expand product lines and distribution channels have resulted in more diversified, higher quality earnings.

Against this background, JNL recorded total sales of £4.6 billion during the year, down only marginally on the record figure set in 2000. Sales of fixed annuities reached record levels, up 80 per cent to £1.9 billion. Despite declining interest rates in 2001, investors sought the safety of fixed annuities resulting in record industry sales.

New business achieved profits fell to £167 million from £221 million in 2000, principally due to the adoption of revised achieved profits assumptions and a five per cent reduction in total sales. In-force profits were affected by US$532 million of net losses relating to JNL's bond holdings, resulting in a £74 million charge against current year profits on a five-year averaging basis. This US$532 million loss equated to 1.4 per cent of JNL's total invested assets and default experience appears to be broadly in line with that of our major competitors.

Over the last five years, JNL has made significant progress in widening its product range, enabling us to sell profitable products in any economic environment. In addition, our costs remain among the lowest in the industry and our highly rated service and technology capability makes us well positioned for continued growth and diversification.

The end of the bull market in 2001 created a challenging environment in the variable annuity (VA) market. After years of exceptional growth, VA assets were down in 2001, due to lower net inflows and a decrease in equity prices. Net variable annuity cashflow is a key measure of success in this market as it reflects overall variable annuity asset retention and therefore profit potential. JNL ranks eleventh in the industry on this basis with a net inflow of US$497 million (as at 30 September 2001).

JNL maintained a top five market position in the sale of equity linked indexed (ELI) annuities with sales of £271 million in 2001. Fourth quarter sales of ELIs were the strongest single-quarter sales in 2001 and were 28 per cent ahead of third quarter sales.

Our Institutional Marketing Group (IMG), which distributes through banks in the US, announced another record year with sales up nearly 58 per cent on 2000. IMG now offers annuities direct to customers through more than 320 banks and credit unions in the US, as well as to around 1,930 financial institutions through third-party marketing organisations and bank broker/dealers.

In 2001, JNL issued £1.7 billion of institutional products and maintained a top 10 position in the overall institutional product market and a top four position in the Medium Term Note funding agreement market. The notes, which may be in any currency, are issued to institutional investors and are backed by funding agreements issued by JNL.

Looking ahead, significant opportunities exist in the US life insurance market as people seek to fund a longer retirement. In JNL, we have an outstanding business which is well positioned to capitalise on these favourable demographic trends through our diversified product offering, high quality distribution network and strong cost position.

ASIA

Prudential is Europe's leading life insurer in Asia. Six years ago, we were only present in Singapore, Hong Kong and Malaysia. Today, we have a very strong regional presence with 21 operations in 12 countries, including top five market positions in eight of those operations (six in our life businesses and two in mutual funds).

Our success in Asia derives from a unique combination of competitive advantages including our ability to invest for the long-term, an extensive understanding of local markets and their people, considerable experience of overcoming barriers to entry into new markets, and our ability to leverage the power and financial strength of Prudential's brand.

Through our "think regional, act local" management approach, we have been able to replicate our successful business model into the building of new operations. This helps us to capitalise on synergies in brand, systems, product and distribution development while taking into account the great diversity in culture, regulation and levels of economic development across the region. Very importantly, we have also benefited from our ability to attract, motivate and retain the best people in the industry.

The prospects for the long-term savings markets in Asia are significant, driven by a combination of favourable demographic trends and increasing market liberalisation. Through its extensive network of life insurance and mutual funds operations, Prudential Corporation Asia (PCA) is strongly positioned to capture a major part of the region's fast-growing financial services market.

2001 was another year of strong growth for PCA. This was despite the anticipated slowdown in life insurance new business growth rates during the fourth quarter as the global economic slowdown started to have an effect on the region. Sales of insurance products on an APE basis were £434 million, up 69 per cent. As well as continuing strong growth in sales through agents, we achieved strong growth through other distribution channels. These included bancassurance (we have bank distribution agreements in place in nine countries) and direct distribution, which together generated just over 17 per cent of new APE life sales, up significantly compared to 2000. Net mutual fund sales of £1.4 billion were up 351 per cent.

Operating profit, before development costs and minority interest, increased from £213 million to £415 million in 2001. Achieved profit from life operations increased from £205 million to £405 million. New business achieved profits were up 67 per cent to £255 million, reflecting strong sales growth across all operations, and in-force achieved profit growth was also strong. This strong growth reflects PCA's successful strategy of entering new markets, strengthening and diversifying distribution channels and meeting customers' needs with innovative products.

During the year, PCA had a number of notable successes. We acquired Orico Life in Japan and YoungPoong Life in Korea. Both of these operations have been re-branded PCA Life and we are now building on these operationally and financially sound platforms. We intend, in time, to become material players in these two largest life insurance markets in Asia.

PCA extended its range of capital efficient unit-linked products with launches in China, where we became the first international life insurance company to launch a unit-linked life insurance product in Guangzhou (CITIC Prudential, our life insurance joint venture in Guangzhou,

China, was established in late 2000). In Taiwan, our unit-linked single premium product is the first and only life insurance product that offers customers a significant investment choice. Regulatory approval for regular premium unit-linked products was received in late November and these were successfully launched in January 2002.

Prudential is now the largest private sector mutual funds company in India, having re-entered the Indian market in 1998 by teaming up with one of the country's leading banking groups, ICICI, and launching award-winning funds. In December 2000, we entered the Indian life market with the launch of ICICI Prudential, one of the few international joint ventures to be fully licensed and selling policies. The partnership with ICICI has gone from strength to strength and has grown still further in 2001 to include a bancassurance relationship with ICICI Bank.

In line with our strategy of expanding our successful unit trust operations across the region, we launched Prudential Unit Trusts in both Malaysia and Singapore during the year. These operations supplement our already successful and fast-growing mutual fund operations in India (ranked number two at the end of 2001), Taiwan (ranked number four at the end of 2001), and Japan.

Hong Kong's Mandatory Provident Fund had its first full year of operation in 2001 and our joint venture with Bank of China International (BOCI) is now one of the leaders in this market with an estimated 15 per cent market share. In December 2001, BOCI-Prudential also launched its first unit trust in Hong Kong.

Looking ahead, the global economic slowdown is likely to depress short to medium-term growth in the region. However the long-term potential in Asia remains exceptional. PCA, with its significant portfolio of businesses in the region, multi-channel distribution capabilities, excellent strategic partners, and customer-focused product expertise is in a very strong position to continue to benefit from the excellent long-term growth potential throughout Asia.

FINANCIAL REVIEW

2001 was an exceptional year for sales with total insurance and investment sales reaching a record £21.5 billion, up 54 per cent on last year. Total new business inflows including renewal premiums reached £25.7 billion, 42 per cent ahead of last year.

Total insurance sales increased 9 per cent to £11.4 billion, reflecting a 13 per cent growth in sales in the UK and the success of our Asian operations, where insurance sales increased 102 per cent to £1 billion.

Gross investment sales increased 188 per cent to £10 billion while net mutual fund sales in Asia were £1.4 billion, an increase of 351 per cent. Sales at Jackson National Life and Prudential Corporation Asia now represent 68 per cent of the Group total.

Total achieved operating profit

Total achieved operating profit before re-engineering costs was £1,250 million, up 21 per cent from £1,029 million in 2000. This result reflects a 10 per cent improvement in new business achieved profits to £673 million combined with a 24 per cent improvement in the in-force result to £673 million.

Results from other operations including development costs and other shareholders' income improved from a loss of £128 million in 2000 to a loss of £96 million, principally due to a much reduced initial operating loss at Egg.

As we announced previously, our results are reported on the basis of the new ABI guidance for Achieved Profit reporting, issued in December 2001. The revised guidance requires the economic assumptions used for the projection of cashflows to be on an "active" basis, that is primarily based on appropriate government bond returns at each period end. These assumptions are reflected in the profit reported for the year to 31 December 2001. Previously, Prudential has used a "passive" basis, which uses stable assumptions based on a long-term economic view. Passive assumptions are revised only when it is judged that the economic environment has changed substantially. Results prepared under the Modified Statutory basis are not affected by this change.

The implementation of the revised assumptions under the active basis applied primarily to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ business in Hong Kong). Assumptions in other Asian territories continued to be based on an assessment of long-term economic conditions.

This has resulted in our reducing the risk discount rate applied to our UK and US operations from 8.5 per cent to 7.7 per cent, and reducing the UK investment return assumption from 8.0 per cent to 7.1 per cent.

The overall impact on our Group achieved profit result for 2001 from using the active assumptions rather than the 2000 passive assumptions has been to reduce new business achieved profits by around £7 million and to reduce the in-force operating result by around £90 million. Achieved profit shareholders' funds are around £180 million lower than they would have been under the old assumptions.

New business achieved profit

Group new business achieved profit from insurance business of £673 million was 10 per cent ahead of prior year, reflecting strong growth in Asia partially offset by a fall in profits at JNL. The growth in new business achieved profits reflects a 16 per cent increase in insurance sales on an annual premium equivalent (APE) basis.

Offsetting this the Group new business achieved profit margin decreased from 40 per cent to 38 per cent, primarily reflecting the adoption of active basis reporting combined with the impact of lower US spreads brought about by the challenging US operating environment.

Prudential Asia's new business achieved profit of £255 million is up 67 per cent on 2000 reflecting strong sales growth across all operations (APE insurance sales up 69 per cent). The new business margin in Asia remained broadly stable at 59 per cent despite a significant change in geographic and product mix.

Compound annual growth in Asia's new business achieved profit over the last three years has been 66 per cent as we have developed new businesses and grown distribution throughout the region. These results demonstrate the benefits of geographic and product diversification.

The 24 per cent fall in Jackson's new business achieved profit to £167 million is driven by a 5 per cent decline in new insurance sales and a decline in new business margin from 44 per cent to 35 per cent, primarily reflecting a reduction in the spread assumption in the current challenging operating environment and revisions to variable annuity lapse rates.

UK Insurance Operations new business achieved profit of £243 million is 6 per cent higher than 2000. This is mainly due to increased volumes of new business written during the year, offset by the impact of the move to active basis assumptions.

In the final quarter we believe we regained the market leading position for IFA distributed WP bonds, with 32 per cent share of the market. Annuities performed strongly in 2001. We believe we had a market leading position for the year with a 19 per cent market share. Annuities written in our shareholder backed entity, PRIL, generated new business achieved profits of around £30 million, being 12 percent of total UK new business achieved profits.

The reported UK Insurance Operations margin has decreased 1 per cent to 30 per cent over the year. Excluding the impact of the change to the active basis, the margin would have increased to 33 per cent, 2 per cent above prior year. The underlying increase arises from PruBond and annuities, offset in part by the impact of stakeholder pension products.

Prudential Europe's new business achieved profit of £8 million is broadly similar to 2000.

In-force achieved profit

The UK in-force profit of £377 million was down 21 per cent on 2000. The decline is mainly due to lower than expected returns in the UK arising from the lower discount rate, and strengthening of the assumption for the amount of required capital for our shareholder backed businesses, offset by lower renewal expense assumptions resulting from the closure of the DSF

The US in-force profit has increased significantly from a loss of £2 million in 2000 to a profit of £136 million in 2001. However, the 2000 result was affected by a change to the persistency and expense assumptions which led to a charge of £258 million. Excluding this charge in 2000, 2001 profit was 47 per cent down, reflecting lower investment returns and the fact that we did not, in the increasingly competitive market, fully reset policyholder crediting rates to compensate.

The US result was also affected by defaults and impairments on bonds resulting in realised losses of US$532 million in the year. This resulted in a £74 million charge to the current year as realised gains and losses on bonds are taken through operating profit on a five year averaging basis. The US$532 million loss represents 1.4 per cent of JNL's total invested assets and includes approximately $200 million charged to this years result in relation to losses that have arisen subsequent to the year end.

These bond losses occur at a time of record levels of credit defaults in the US, as highlighted in recent credit rating agency reports.

Asia in-force profit (before development costs) has increased significantly from £60 million in 2000 to £160 million in 2001. The result includes a £66 million profit reflecting improvements in operating assumptions across all long term businesses in the region and £16m of favourable experience variances in Singapore, Hong Kong and Malaysia.

Europe broke even at the in-force level, compared to £8 million profit in 2000, due to negative experience variances relating to the newly launched French branch and operational costs in Dublin and Frankfurt.

Non-insurance operations

M&G's profits of £75 million compare to £125 million in 2000. This decline was primarily due to the transfer of the life and pensions business to Scottish Amicable in 2000, which contributed £42 million operating profit in 2000.

M&G profit has also been affected by reducing fee income due to lower equity markets, and investment in new operations, including CoFunds and Europe. We have now established an office in Berlin and will start to sell our global theme range via intermediaries in Germany shortly. A performance fee of £19 million has also been recognised in the 2001 result (£14 million in 2000) due to the life fund beating its strategic benchmark by 2.3 per cent (the investment return for the life fund was minus 3.5 per cent against a strategic benchmark of minus 5.8 per cent).

Egg moved into profit in the fourth quarter of 2001 and the reported loss of £88 million is in line with the market expectation. Egg is now an established business with over two million customers today, and is still growing rapidly. Egg's move to profit demonstrates that it has a profitable business model and a management team committed to, and capable of delivering against their goals. Egg's results are presented in its own annual report.

National Planning Holdings, our US broker-dealer, and PPMA, our US fund manager together delivered profits of £16 million, up from £7 million in 2000.

Development costs (excluding Asia head office costs) were up from £21 million to £48 million largely due to branding and re-launch costs of our operations in Japan, and higher development costs in Europe including costs of establishing our b2c business in Germany.

Other income and expenditure, including PCA head office costs, was up from £117 million to £130 million. Lower interest payable and Group corporate expenses were more than offset by lower investment and other income and higher PCA head office costs reflecting the growth in scale of our Asian operations.

Achieved profit – profit before tax

Profit before tax and minority interest was negative £455m verses a profit of £728m in 2000. This principally reflects the adjustment for short-term fluctuations in investment returns of £1,402 million and includes £764 million in relation to the UK and £521 million in relation to JNL. The UK component reflects the difference between an actual investment return of negative 3.5 per cent and a long term assumed return of 7.1 per cent. The US component reflects the full charge for bond write-downs and impairments to the extent that it is not included in operating profit, and the negative variance against long term investment returns for equity-like investments, together with £85 million in relation to actual return on separate account business less return based on the longer term rate.

Economic assumption changes include the effect of the change to active assumptions mentioned earlier, together with changes to the long term assumption in Asia and the in-force spread assumption for Jackson

This was partially offset by £338 million profit net of expenses relating to the American General termination fee. Amortisation of goodwill was £95 million against £84 million in 2000.

Achieved profit – profit after tax

Achieved profit after tax and minority interests was negative £217 million after reflecting a tax credit of £213 million and minority interests of £25 million. The effective tax rate at an operating profit level was 31 per cent, up from 28 per cent in 2000, largely due to a more normalised tax rate at JNL following the impact on the 2000 result of the operational assumption changes. The effective tax relief rate at a total achieved profit level is 47 per cent on a loss of £455 million, due to tax payable on the American General break fee being relieved against capital losses available to the Group, acquired during the year. The effective tax rate in 2000 was 33 per cent.

Modified statutory basis results - operating profit

Group operating profit before tax on the modified statutory basis (MSB) before re-engineering costs of £48 million, was £670 million, £170 million lower than 2000.

UK Insurance Operations' operating profit (excluding discontinued operations) in 2001 was £435 million, £33 million below 2000. This reflected the effect of lower with-profit bonuses together with the one-off £30 million profit in 2000 relating to transfer of the M&G life and pensions business to Scot Am.

The US operations result of £298 million was £168 million worse than prior year, principally reflecting reduced spread income combined with a £67 million charge in relation to average realised gains and losses on bonds. Fee income was lower due to lower sales and lower account values for variable annuities.

Prudential Asia's operating profit before minority interests and development expenses was £44 million (£39 million in 2000). The Group's more established operations in Singapore, Hong Kong and Malaysia reported significant growth in statutory profits, up 40 per cent to £56 million. During 2002 and 2003 significant investment has been planned to build high quality customer focussed distribution channels in Japan and Korea as we pursue a strategy of creating material scale in these businesses. We expect the effect of this investment to result in an MSB loss for Prudential Asia in 2002.

Modified statutory basis results - profit before tax

MSB Profit before tax and minority interests was £385 million in 2001, compared to £947 million in 2000. This decline principally reflects lower operating profit combined with a £480 million adjustment for short term fluctuations in investment returns. This was partially offset by £338 million profit net of expenses relating to the American General termination fee. Amortisation of goodwill was £95 million against £84 million in 2000.

Modified statutory basis results - profit after tax

Profit after tax and minority interests was £389 million, reflecting a tax charge of £21 million. The effective rate of tax on MSB total profit in 2001 was 5 per cent, compared to 33 per cent in 2000, due to tax payable on the American General break fee being relieved against capital losses available to the Group, acquired during the year.

Earnings per share

Earnings per share, based on achieved profits operating profit after tax and related minority interests but before amortisation of goodwill were up 3.5 pence to 41.9 pence. Earnings per share on an MSB basis were down 6.9 pence to 23.3 pence.

Post balance sheet event – disposal of general insurance operations

In November 2001, we announced the formation of a long-term alliance with Winterthur Insurance and the Churchill Group, its UK subsidiary. This alliance was part of our UK insurance strategy to focus on our core medium and long-term saving businesses, and will see Churchill offering Prudential branded insurance products in the UK.

This transaction was completed in January 2002, and in addition to the up-front consideration of £353 million, we expect the following additional inflows: some £200 million release of solvency capital; some £21 million release of net profit in the unearned premium reserve; and some £236 million in relation to the conservatively estimated net present value of future commissions and profits over the term of the agreement.

Funds flow

The holding company net funds outflow of £421 million compares to a funds inflow of £179 million in 2000 and is after taking into account £699 million investment in businesses, and £132 million of timing differences and other items. The investment in businesses includes £160 million in relation to acquisitions comprising £139 million in relation to Orico Life and £21 million in relation to Korea.

In addition £539 million was reinvestment in existing businesses includes £222 million in relation to JNL funding, £110 million for Asia, £21million for Europe and £178 million of working capital for shareholder backed UK businesses.

This funds flow statement does not reflect the benefits to the Group of a number of initiatives that were undertaken in 2001. We will receive the benefit of about £450 million in 2002 including proceeds of the sale of the General Insurance business, release of sale proceeds relating to Life Fund shareholding in SJPC and the capital release from the Part 7 transfer (previously 2C transfer) of Scottish Amicable Limited.

Net borrowings at the end of 2001 were £2.1 billion, compared to £1.7 billion last year. This increase is mainly due to the issue of hybrid debt in the year, offset by repayment of senior debt, giving rise to a net increase in borrowings of £436 million.

Dividend per share

The final dividend per share is 16.7 pence, resulting in a full year dividend growth of 3.7 per cent to 25.4 pence.

Funds under management

Insurance and investment funds under management at 31 December 2001 totalled £163 billion, compared to £165 billion at the end of 2000. This reduction is mainly due to a fall in the market value of investments which more then offset the net sales achieved during the year.

Shareholders' funds

On an achieved profits basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds were £8,150 million, a decrease of £626 million compared with 2000. The decrease principally reflects short-term fluctuations in investment returns, combined with dividends declared and the impact of adopting active assumptions, offset by operating profits of £1,186 million.

MSB shareholders' funds were almost unchanged at £3,950 million against £3,971 million in 2000.

PRUDENTIAL PLC 2001 UNAUDITED RESULTS

Results Summary	2001 £m	2000 £m
Achieved Profits Basis Results		
Operating profit before tax		
UK Insurance Operations:		
Long-term business	**620**	708
General business	**79**	33
	699	741
M&G	**75**	125
Egg	**(88)**	(155)
UK Operations	**686**	711
US Operations	**319**	226
Prudential Asia	**415**	213
Prudential Europe	**8**	17
Other income and expenditure (including development expenses)	**(178)**	(138)
	1,250	1,029
UK re-engineering costs	**(64)**	-
Operating profit (see note)	**1,186**	1,029
Amortisation of goodwill	**(95)**	(84)
Short-term fluctuations in investment returns	**(1,402)**	(440)
Effect of change of economic assumptions	**(482)**	-
Merger break fee (net of related expenses)	**338**	-
Profit on business disposals	**-**	223
(Loss) profit on ordinary activities before tax	**(455)**	728
Operating earnings per share	**41.9p**	38.4p
Shareholders' funds	**£8.15bn**	£8.8bn
Statutory Basis Results		
Operating profit before tax (see note)	**622**	840
Operating earnings per share	**23.3p**	30.2p
Dividend per share	**25.4p**	24.5p
Insurance and investment funds under management	**£163bn**	£165bn
Banking deposit balances under management	**£6.5bn**	£7.6bn

Note

Operating profit for insurance operations includes investment returns at the expected long-term rate of return. For the purposes of the presentation set out above, to be consistent with the alternative earnings per share, operating profit excludes amortisation of goodwill and the merger break fee, net of related expenses. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Total profit includes these items together with actual investment returns and profit on business disposals. This basis of presentation has been adopted consistently throughout this announcement.

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2001 £m	Restated 2000 £m
UK Insurance Operations:		
Long-term business	**620**	708
General business	**79**	33
	699	741
M&G	**75**	125
Egg	**(88)**	(155)
UK Operations	**686**	711
US Operations	**319**	226
Prudential Asia	**415**	213
Prudential Europe	**8**	17
Other income and expenditure (including development expenses)	**(178)**	(138)
	1,250	1,029
UK re-engineering costs	**(64)**	-
Operating profit before tax	**1,186**	1,029
Operating profit before amortisation of goodwill		
Continuing operations	**1,107**	996
Discontinued general business operations	**79**	33
Amortisation of goodwill	**(95)**	(84)
Short-term fluctuations in investment returns	**(1,402)**	(440)
Effect of change of economic assumptions	**(482)**	-
Merger break fee (net of related expenses)	**338**	-
Profit on business disposals	**-**	223
(Loss) profit on ordinary activities before tax	**(455)**	728
Tax	**213**	(241)
(Loss) profit for the year before minority interests	**(242)**	487
Minority interests	**25**	24
(Loss) profit for the year after minority interests	**(217)**	511
Dividends	**(504)**	(484)
Retained (loss) profit for the year	**(721)**	27

Basic Earnings Per Share	2001	Restated 2000
Based on operating profit after tax and related minority interests before amortisation of goodwill of £828m (£752m)	**41.9p**	38.4p
Adjustment for amortisation of goodwill	**(4.8)p**	(4.3)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	**(48.9)p**	(16.5)p
Adjustment for post-tax effect of change of economic assumptions	**(16.0)p**	-
Adjustment for post-tax merger break fee (net of related expenses)	**16.8p**	-
Adjustment for post-tax profit on business disposals	**-**	8.5p
Based on (loss) profit for the year after minority interests of £(217)m (£511m)	**(11.0)p**	26.1p
Average number of shares	**1,978m**	1,959m
Dividend Per Share	**25.4p**	24.5p

Note

The tax charge, minority interests and earnings per share for 2000 have been restated for minor changes to reflect the implementation of FRS 19 on deferred tax.

NEW BUSINESS BY PRODUCT DISTRIBUTOR

	Single		Regular		Annual Equivalents (Note)	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
UK Insurance Operations						
Prudential Intermediary Business						
Individual pensions	219	196	68	54	90	74
Corporate pensions	82	94	19	15	27	24
Life	2,297	1,660	27	36	257	202
Annuities	1,172	652	-	-	117	65
Department of Social Security rebate business	64	59	-	-	6	6
	3,834	2,661	114	105	497	371
Investment products	70	101	2	3	9	13
Total	3,904	2,762	116	108		
Prudential Financial Services						
Individual pensions	26	30	26	34	29	37
Corporate pensions	469	751	131	93	178	168
Life	226	534	11	28	34	82
Annuities	663	602	-	-	66	60
Department of Social Security rebate business	185	175	-	-	19	18
	1,569	2,092	168	155	326	365
Investment products	15	43	4	12	6	16
Total	1,584	2,135	172	167		
M&G						
Individual life and pensions	-	29	-	2	-	5
Investment products	906	1,050	12	16	103	121
Total	906	1,079	12	18		
Total UK Operations	6,394	5,976	300	293		
US Operations						
Fixed annuities	1,899	1,056	-	-	190	106
Equity linked index annuities	271	409	-	-	27	41
Variable annuities	768	1,709	-	-	77	171
Guaranteed Investment Contracts	170	365	-	-	17	36
GIC - European Medium Term Notes	1,504	1,291	-	-	150	129
Life	-	-	22	25	22	25
Total	4,612	4,830	22	25	483	508
Prudential Asia						
Insurance products	650	275	369	229	434	256
Investment products	9,027	2,259	-	-	903	226
Total	9,677	2,534	369	229		
Prudential Europe						
Insurance products	58	14	20	22	26	23
Group Total						
Insurance products	10,723	9,901	693	538	1,766	1,528
Investment products	10,018	3,453	18	31	1,021	376
Total	20,741	13,354	711	569		

Note

Annual Equivalents are calculated as the aggregate of regular new business contributions and one tenth of single new business contributions. Single new business insurance premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business contributions are determined on an annualised basis.

Asia Mutual Funds Under Management	India £m	Taiwan £m	Other £m	Total £m
Funds at 1 January 2001	695	934	20	1,649
Net Flows	352	998	45	1,395
Market movement	24	35	(7)	52
Funds at 31 December 2001	1,071	1,967	58	3,096

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before amortisation of goodwill

Results Analysis by Business Area	2001 £m	2000 £m
UK Operations		
Insurance operations:		
New business	243	230
Business in force	377	478
Long-term business	620	708
General business	79	33
Total UK Insurance Operations	699	741
M&G	75	125
Egg	(88)	(155)
Total	686	711
US Operations		
New business	167	221
Business in force	136	(2)
Long-term business	303	219
Broker dealer and fund management	16	7
Total	319	226
Prudential Asia		
New business	255	153
Business in force	160	60
Long-term business	415	213
Development expenses	(19)	(3)
Total	396	210
Prudential Europe		
New business	8	9
Business in force	0	8
Long-term business	8	17
Development expenses	(29)	(18)
Total	(21)	(1)
Other Income and Expenditure		
Investment return and other income	51	70
Interest payable on core structural borrowings of shareholder financed operations	(118)	(131)
Corporate expenditure:		
Group Head Office	(39)	(42)
Asia Regional Head Office	(24)	(14)
Total	(130)	(117)
	1,250	1,029
UK re-engineering costs	(64)	-
Operating profit before amortisation of goodwill	1,186	1,029
Analysed as profits (losses) from:		
New business	673	613
Business in force	673	544
Long-term business	1,346	1,157
Prudential Asia and Europe development expenses	(48)	(21)
Other operating results	(48)	(107)
UK re-engineering costs	(64)	-
Total	1,186	1,029

ACHIEVED PROFITS BASIS RESULTS

Summarised Consolidated Balance Sheet	2001 £m	Restated 2000 £m
Investments in respect of non-linked business:		
Equities	**40,948**	51,232
Fixed income securities	**59,183**	48,594
Properties	**10,487**	10,303
Deposits with credit institutions	**4,176**	3,875
Other investments (principally mortgages and loans)	**5,108**	4,507
	119,902	118,511
Assets held to cover linked liabilities	**17,453**	18,323
Banking business assets	**8,972**	8,603
Goodwill	**1,687**	1,611
Holding Company cash	**19**	38
Core structural borrowings of shareholder financed operations:		
Central funds	**(1,980)**	(1,568)
Jackson National Life	**(172)**	(167)
Deferred acquisition costs	**3,204**	2,952
Dividend payable	**(332)**	(322)
Obligations of Jackson National Life under sale and repurchase and lending agreements	**(3,394)**	(2,652)
Borrowings to support short-term fixed income securities reinvestment programme	**(1,330)**	-
Debenture loan issued by Egg	**(124)**	-
Deferred tax	**(2,005)**	(2,924)
Other net (liabilities) assets	**(84)**	657
	141,816	143,062
Insurance technical provisions (net of reinsurance):		
UK Operations	**(85,583)**	(82,743)
US Operations	**(25,055)**	(23,585)
Prudential Asia	**(4,941)**	(3,269)
Prudential Europe	**(634)**	(593)
	(116,213)	(110,190)
Fund for future appropriations	**(13,202)**	(20,724)
Less: shareholders' accrued interest in the long-term business	**4,200**	4,805
Insurance technical provisions (net of reinsurance) and fund for future appropriations, less shareholders' accrued interest	**(125,215)**	(126,109)
Banking business liabilities	**(8,333)**	(8,040)
Minority interests	**(118)**	(137)
Total net assets	**8,150**	8,776

Shareholders' Capital and Reserves	2001 £m	Restated 2000 £m
Share capital	**100**	99
Share premium	**533**	458
Statutory basis retained profit	**3,317**	3,414
Shareholders' capital and reserves - statutory basis	**3,950**	3,971
Additional reserves on the achieved profits basis	**4,200**	4,805
Shareholders' capital and reserves - achieved profits basis	**8,150**	8,776

Note

Balance sheet comparatives for 2000 have been restated to reflect the implementation of FRS19 on deferred tax. As a consequence, the provision for deferred tax at 31 December 2000 has increased by £2,592m. This increase in provision is matched by reductions of £2,543m in the fund for future appropriations and £57m in shareholders' capital and reserves, less £8m reduction in the shareholders' accrued interest in the long-term business. These adjustments relate almost wholly to deferred tax on unrealised appreciation on investments that it was previously inappropriate to recognise under the partial provisioning method under SSAP 15.

ACHIEVED PROFITS BASIS RESULTS

Movement in Shareholders' Capital and Reserves	2001 £m	Restated 2000 £m
(Loss) profit for the year after minority interests	(217)	511
Exchange movements	53	187
Goodwill on sale of holding in associate company	-	90
New share capital subscribed	42	184
Dividends	(504)	(484)
Net (decrease) increase in shareholders' capital and reserves	(626)	488
Shareholders' capital and reserves at beginning of year		
As originally reported	8,833	8,342
Prior year adjustments on implementation of FRS 19 on deferred tax	(57)	(54)
As restated	8,776	8,288
Shareholders' capital and reserves at end of year	8,150	8,776

Comprising	2001 £m	Restated 2000 £m
UK Operations:		
Long-term business	3,656	4,227
General business	-	135
M&G	329	341
Egg	380	426
	4,365	5,129
US Operations	2,817	2,756
Prudential Asia	1,089	793
Prudential Europe	90	82
Other operations (including central goodwill and borrowings)	(211)	16
	8,150	8,776

ACHIEVED PROFITS BASIS RESULTS

Economic Assumptions and Sensitivities

(1) Basis of preparation of results

The achieved profits basis results for 2001 have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)". Previously the achieved profits basis results were prepared in accordance with the guidance issued in July 1995. Comparative results for the year 2000 have not been restated for the change of guidance. Restatements of prior year figures relate solely to the implementation of FRS19 on deferred tax.

One of the key differences between the current and previous guidance relates to the basis for setting long-term expected rates of return on investments and risk discount rates.

Under the current guidance, for most countries, these rates are set by reference to period end rates of return on fixed interest securities. This "active" basis of assumption setting has been applied in preparing the results of all the Group's UK, US, and European long-term business operations. For the Group's Asian operations the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where longer-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

For 2000 and earlier years, the achieved profits basis results for all of the Group's operations were calculated by using expected longer-term equilibrium rates of return and discount rates.

The key economic assumptions and sensitivity of the results to changes to those assumptions are described below.

(2) Economic assumptions

UK operations	2001	2000
Pre-tax expected long-term nominal rates of investment return		
UK equities	7.5%	8.0%
Overseas equities	7.5% to 7.8%	8.0%
Property	7.5%	8.0%
Gilts	5.0%	6.0%
Corporate bonds	6.0%	7.0%
PAC with-profits fund assets [applying the rates listed above to the investments held by the fund]	7.1%	8.0%
Expected long-term rate of inflation	2.6%	2.5%
Post-tax expected long-term nominal rate of return		
Pension business (where no tax applies)	7.1%	8.0%
Life business	6.3%	7.4%
Risk discount rate	7.7%	8.5%
US operations (Jackson National Life)		
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.9%
Risk discount rate	7.7%	8.5%
Prudential Europe		
Risk discount rate	7.7%	8.5%

ACHIEVED PROFITS BASIS RESULTS

Economic Assumptions and Sensitivities (continued)

(2) Economic assumptions (continued)

Prudential Asia	2001	2000
Weighted pre-tax expected long-term nominal rates of investment return	7.3%	8.0%
Weighted expected long-term rate of inflation	3.0%	3.2%
Weighted risk discount rate	10.1%	10.4%

The Prudential Asia economic returns have been determined by weighting each country's economic assumptions by reference to the Achieved Profits basis operating results for new business written in 2001.

(3) 2001 Results : Impact of altered economic assumptions

	2001 £m	2000 £m
Pre-tax (losses) profits on changes of economic assumptions included within the (loss) profit on ordinary activities before tax arise as follows:		
UK long-term business operations	(426)	-
Jackson National Life (including altered spread assumption)	1	-
Prudential Asia	(57)	-
Total	(482)	-

(4) 2001 Results sensitivities

The estimated increase (decrease) in the 2001 Group results that would arise from the following changes in economic assumptions are:

	Group Total £m
2001 Pre-tax operating profits from new business	
Pre-tax expected long-term nominal rates of investment return	
Increase in rates of 1%	105
Decrease in rates of 1%	(99)
Risk discount rates	
Increase in rates of 1%	(72)
Decrease in rates of 1%	83
31 December 2001 shareholders' funds	
Pre-tax expected long-term nominal rates of investment return	
Increase in rates of 1%	824
Decrease in rates of 1%	(779)
Risk discount rates	
Increase in rates of 1%	(494)
Decrease in rates of 1%	592

ACHIEVED PROFITS BASIS RESULTS

Additional Notes on the Unaudited Achieved Profits Basis Results

(1) The achieved profits basis results for 2001 are unaudited. The unaudited results for 2000 have been derived from the achieved profits basis supplement to the Company's statutory accounts for that year and then restated for the implementation of FRS 19 on deferred tax. The supplement included an unqualified review report from the auditors.

(2) The achieved profits basis results include the results of the Group's long-term insurance operations on the achieved profits basis. The operating profit from new business represents the profitability of new long-term insurance business written in the year. The operating profit from business in force represents the profitability of business in force at the start of the year with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group's other operations, including unit trusts, mutual funds and other non-insurance investment management business. In the directors' opinion the achieved profits basis provides a more realistic reflection of the performance of the Group's long-term insurance operations than results under the statutory basis.

(3) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(4) During 2001 the Company acquired Orico Life Insurance Company of Japan and YoungPoong Life in Korea. The total cost of purchase of these and other minor operations (including acquisition costs) was £182m. The fair value of the net assets including business in force was £11m. Goodwill arising on these transactions of £171m is being amortised over 20 years.

(5) In February 2001 the Company announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. In November 2001 the Company announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of the Scottish Amicable operation under the Prudential brand. The changes also included a simplification of the organisational structure and plans for a significant reduction in operating costs. The total cost in 2001 of this restructuring, including amounts borne by the main with-profits fund, is £200m. After including amounts borne by the fund but attributed to shareholders, the cost recognised on the achieved profits basis is £64m.

(6) In March 2001 the Company entered into a merger agreement with American General Corporation, a US investment, life insurance and consumer finance group. On 11 May, following the termination of the merger and in accordance with the terms of the agreement, a fee of $600m (£423m) was paid to the Company by American General. After deducting employment costs incurred as a consequence of the proposed merger for the Company's US operations, adviser costs, and other directly related expenses, of £85m, an exceptional item of £338m before tax has been accounted for within the Group's results.

(7) In November 2001, the Company agreed to transfer its UK general business operations to Winterthur Insurance and Churchill group, its UK subsidiary. On 31 December 2001 the insurance liabilities of the business were almost wholly reassured, with related cash transfer, to Winterthur. The sale of the business was completed on 4 January 2002 for a consideration of £353m. After allowing for the costs of the sale and other related items, it is anticipated that the profit on sale recorded in the 2002 results will be approximately £360m before tax.

(8) The Company has adopted FRS 19 on deferred tax in its 2001 financial statements with restated comparative results for 2000. The principal impact of the change from the accounting policy applied under SSAP 15 is to provide additional deferred tax on unrealised appreciation on investments. The additional deferred tax provision is reflected in the fund for future appropriations for with-profits business and in the profit and loss reserve for shareholder backed business. Consistent with previous practice and the achieved profits methodology, expected future tax cash flows related to inforce and new business effectively continue to be discounted. For the purpose of its modified statutory basis statements, the Company has chosen not to adopt the discounting option for its deferred tax provisions.

(9) The final dividend of 16.7p per share will be paid on 29 May 2002 to shareholders on the register at the close of business on 22 March 2002. A scrip dividend alternative will be offered to shareholders. The total dividend for the year, including the interim dividend of 8.7p per share paid in 2001, amounts to 25.4p per share and the total cost of the dividend declared in respect of 2001 is £504m.

STATUTORY BASIS RESULTS

Summarised Consolidated Profit and Loss Account	2001 £m	Restated 2000 £m
Operating profit before amortisation of goodwill		
Continuing operations	543	807
Discontinued general business operations	79	33
	622	840
Amortisation of goodwill	(95)	(84)
Short-term fluctuations in investment returns	(480)	(48)
Merger break fee (net of related expenses)	338	-
Profit on business disposals	-	239
Profit on ordinary activities before tax (including actual investment returns)	385	947
Tax	(21)	(314)
Profit for the year before minority interests	364	633
Minority interests	25	24
Profit for the year after minority interests	389	657
Dividends	(504)	(484)
Retained (loss) profit for the year	(115)	173

Basic Earnings Per Share	2001	Restated 2000
Based on operating profit after tax and related minority interests before amortisation of goodwill of £460m (£591m)	23.3p	30.2p
Adjustment for amortisation of goodwill	(4.8)p	(4.3)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(15.6)p	(1.7)p
Adjustment for post-tax merger break fee (net of related expenses)	16.8p	-
Adjustment for post-tax profit on business disposals	-	9.3p
Based on profit for the year after minority interests of £389m (£657m)	19.7p	33.5p
Average number of shares	1,978m	1,959m

Diluted Earnings Per Share		
Based on profit for the year after minority interests of £389m (£657m)	19.6p	33.4p
Average number of shares	1,982m	1,968m

Dividend Per Share	25.4p	24.5p

Movement in Shareholders' Capital and Reserves	2001 £m	Restated 2000 £m
Profit for the year after minority interests	389	657
Exchange movements	52	120
Goodwill on sale of holding in associate company	-	90
New share capital subscribed	42	184
Dividends	(504)	(484)
Net (decrease) increase in shareholders' capital and reserves	(21)	567
Shareholders' capital and reserves at beginning of year		
As originally reported	4,020	3,424
Prior year adjustments on implementation of FRS 19 on deferred tax	(49)	(20)
As restated	3,971	3,404
Shareholders' capital and reserves at end of year	3,950	3,971

Note

The tax charge, minority interests, earnings per share and movement in shareholders' capital and reserves for 2000 have been restated for the implementation of FRS 19 on deferred tax.

STATUTORY BASIS RESULTS

Operating Profit before amortisation of goodwill

Results Analysis by Business Area	2001 £m	2000 £m
UK Operations		
Long-term business	**435**	468
General business	**79**	33
UK Insurance Operations	**514**	501
M&G	**75**	125
Egg	**(88)**	(155)
Total	**501**	471
US Operations		
Jackson National Life	**282**	459
Broker dealer and fund management	**16**	7
Total	**298**	466
Prudential Asia		
Long-term business and investment products	**44**	39
Development expenses	**(19)**	(3)
Total	**25**	36
Prudential Europe		
Long-term business	**5**	8
Development expenses	**(29)**	(18)
Total	**(24)**	(10)
Other Income and Expenditure		
Investment return and other income	**51**	64
Interest payable on core structural borrowings of shareholder financed operations	**(118)**	(131)
Corporate expenditure:		
Group Head Office	**(39)**	(42)
Asia Regional Head Office	**(24)**	(14)
Total	**(130)**	(123)
	670	840
UK re-engineering costs	**(48)**	-
Operating profit before amortisation of goodwill	**622**	840

FUNDS FLOW

Holding Company Funds Statement	2001 £m	2000 £m
Statutory basis operating profit after tax and related minority interests before amortisation of goodwill	460	591
Merger break fee (net of related expenses and tax)	332	-
New share capital subscribed on listing of shares on New York Stock Exchange	-	139
Other new share capital subscribed	42	45
Capital repatriated from businesses	80	123
Proceeds from business disposals	-	173
	914	1,071
New investment in businesses	(699)	(555)
Timing differences and other items	(132)	147
	83	663
Dividends	(504)	(484)
Holding Company net funds movement	(421)	179

Movement in Net Borrowings	2001 £m	2000 £m
Net core structural borrowings at beginning of year	(1,697)	(1,837)
Holding Company net funds movement (as above)	(421)	179
Exchange translation losses	(15)	(39)
Net core structural borrowings at end of year	(2,133)	(1,697)
Represented by:		
Holding Company cash	19	38
Core structural borrowings of shareholder financed operations		
Central funds	(1,980)	(1,568)
Jackson National Life	(172)	(167)
	(2,133)	(1,697)

GROSS PREMIUMS WRITTEN AND INVESTMENT PRODUCT SALES BY PRODUCT PROVIDER

	Long-term business		Investment products		General business		Total	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
UK Insurance Operations	8,198	7,469	-	-	390	333	8,588	7,802
M&G	-	239	1,084	1,328	-	-	1,084	1,567
Total UK Operations	8,198	7,708	1,084	1,328	390	333	9,672	9,369
US Operations	5,008	5,223	-	-	-	-	5,008	5,223
Prudential Asia	1,793	1,076	9,027	2,259	-	-	10,820	3,335
Prudential Europe	197	166	-		-	-	197	166
Group Total	15,196	14,173	10,111	3,587	390	333	25,697	18,093

BANKING BUSINESS LIABILITIES

	2001 £m	2000 £m
Egg	7,465	7,386
US Operations	868	654
	8,333	8,040
Comprising:		
Banking deposit balances	6,520	7,611
Accruals, deferred income and other liabilities	1,813	429
	8,333	8,040

Notes on the Unaudited Statutory Basis Results

(1) The results for 2001 are unaudited and are not the Company's statutory accounts. With the exception of the implementation of FRS 19 on deferred tax, the results for 2001 have been prepared using the same accounting policies as were used in the 2000 statutory accounts. The results for 2000 have been derived from those accounts and then restated for the implementation of FRS 19. The auditors have reported on the 2000 statutory accounts and the accounts have been delivered to the Registrar of Companies. The auditors' report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2) In February and November 2001, the Company announced details of changes to its UK Insurance Operations, as set out in note 5 on the achieved profits basis results. The total cost in 2001 of this restructuring, including amounts borne by the main with-profits fund, is £200m. On the statutory basis of reporting, £48m is recognised as the cost to shareholders, reflecting the amounts borne by shareholder financed operations.

(3) Notes 4 and 6 to 9 on the achieved profits basis results apply equally to the unaudited statutory basis results.

(4) The statutory tax charge for the year ended 31 December 2001 of £21m (£314m) comprises £63m (£168 m) UK tax and a £42m credit (£146m charge) overseas tax.

Date: 26 February 2002

PRUDENTIAL PLC

2001 Unaudited results

Supplementary information

Date : 26 February 2002 Schedule 1.1

2001 Unaudited results

Achieved Profits basis results

2001 Basic earnings per share (note 1.1a)	**Pre-tax £m**	**Tax £m**	**Post-tax £m**	**Minority interests £m**	**Post-tax and minority interests £m**	**Earnings per share (pence)**
Based on operating profit after tax and minority interests before amortisation of goodwill and merger break fee	1,186	(370)	816	12	828	41.9
Adjustment for amortisation of goodwill	(95)		(95)		(95)	(4.8)
Adjustment from post-tax longer term investment returns to post-tax actual investment returns (after related minority interests) (note 1.1b)	(1,402)	422	(980)	13	(967)	(48.9)
Effect of change of economic assumptions	(482)	167	(315)		(315)	(16.0)
Adjustment for merger break fee, net of related expenses	338	(6)	332		332	16.8
Based on loss for the financial year after minority interests	(455)	213	(242)	25	(217)	(11.0)

Notes

1.1a Average number of shares for 2001 is 1,978m

1.1b Minority interests in adjustments from post-tax longer-term investment returns to post-tax actual returns

The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds of the US fund management operation. These two funds are consolidated as quasi subsidiaries but have no net impact on pre-tax or post tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term returns to actual investment returns includes losses of £13m attributable to these minority interests.

Date : 26 February 2002

Schedule 1.2

2001 Unaudited results

Achieved Profits basis results

2000 Basic earnings per share (note 1.2a) restated for implementation of FRS19 on deferred tax)	**Pre-tax**	**Tax**	**Post-tax**	**Minority interests**	**Post-tax and minority interests**	**Earnings per share**	**Earnings per share**
	As previously published £m	**Restated £m**	**Restated £m**	**Restated £m**	**Restated £m**	**Restated (pence)**	**Previously published (pence)**
Based on operating profit after tax and minority interests before amortisation of goodwill	1,029	(288)	741	11	752	38.4	38.2
Adjustment for amortisation of goodwill	(84)	-	(84)	-	(84)	(4.3)	(4.3)
Adjustment from post-tax longer term investment returns to post-tax actual investment returns (after related minority interests) (note 1.2b)	(440)	104	(336)	13	(323)	(16.5)	(16.2)
Adjustment for profit on flotation of Egg and business disposals	223	(57)	166		166	8.5	8.5
Based on profit for the financial year after minority interests	728	(241)	487	24	511	26.1	26.2

Notes

1.2a Average number of shares for 2000 was 1,959m

1.2b Minority interests in adjustments from post-tax longer-term investment returns to post-tax actual returns

The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds of the US fund management operation. These two funds are consolidated as quasi subsidiaries but have no net impact on pre-tax or post tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term returns to actual investment returns includes losses of £13m attributable to these minority interests.

2001 Unaudited results

Achieved Profits basis results

Economic assumptions and sensitivities

(1) Basis of preparation of results

The achieved profits basis results for 2001 have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 "Supplementary Reporting for long-term insurance business (the achieved profits method)". Previously the achieved profits basis results were prepared in accordance with the guidance issued in July 1995. Comparative results for the year 2000 have not been restated for the change of guidance. Restatements of prior year figures relate solely to the implementation of FRS19 on deferred tax.

One of the key differences between the current and previous guidance relates to the basis for setting long-term expected rates of return on investments and risk discount rates.

Under the current guidance, for most countries, these rates are set by reference to period end rates of return on fixed interest securities. This "active" basis of assumption setting has been applied in preparing the results of all the group's UK, US, and European long-term business operations. For the group's Asian operations the active basis is appropriate for business written in Japan and Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where longer-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer term economic conditions. Except for the countries listed above, this basis is appropriate for the group's Asian operations.

For 2000 and earlier years, the achieved profits basis results for all of the group's operations were calculated by using expected longer-term equilibrium rates of return and discount rates.

The key economic assumptions and sensitivity of the results to changes to those assumptions are described below.

(2) Economic assumptions

UK operations	**2001**	**2000**
Pre-tax expected long-term nominal rates of investment return		
UK equities	7.5%	8.0%
Overseas equities	7.5% to 7.8%	8.0%
Property	7.5%	8.0%
Gilts	5.0%	6.0%
Corporate bonds	6.0%	7.0%
PAC with-profit fund assets [applying the rates listed above to the investments held by the fund]	7.1%	8.0%
Expected long-term rate of inflation	2.6%	2.5%
Post-tax expected long-term nominal rate of return		
Pension business (where no tax applies)	7.1%	8.0%
Life business	6.3%	7.4%
Risk discount rate	7.7%	8.5%
US operations (Jackson National Life)		
Expected long-term spread between earned rate and rate credited to policyholders (note 7a)	1.75%	1.9%
Risk discount rate	7.7%	8.5%
Prudential Europe		
Risk discount rate	7.7%	8.5%

Economic assumptions and sensitivities (continued)

(2) Economic assumptions (continued)

Prudential Asia

	2001	2000
Weighted pre-tax expected long-term nominal rates of investment return	7.3%	8.0%
Weighted expected long-term rate of inflation	3.0%	3.2%
Weighted risk discount rate	10.1%	10.4%

The Prudential Asia economic returns have been determined by weighting each country's economic assumptions by reference to the Achieved Profits basis operating results for new business written in 2001.

(3) 2001 Results : Effect of altered economic assumptions

Pre-tax (losses) profits on changes of economic assumptions included within the (loss) profit on ordinary activities before tax arise as follows :

	2001 £m	2000 £m
UK long-term business operations	(426)	-
Jackson National Life (including altered spread assumption)	1	-
Prudential Asia	(57)	-
Total	(482)	-

(4) 2001 Results sensitivities

The estimated increase (decrease) in the 2001 Group results that would arise from the following changes in economic assumptions are:

	Group Total £m
2001 Pre-tax operating profits from new business	
Pre-tax expected long-term nominal rates of investment return	
Increase in rates of 1%	105
Decrease in rates of 1%	(99)
Risk discount rates	
Increase in rates of 1%	(72)
Decrease in rates of 1%	83
31 December 2001 shareholders' funds	
Pre-tax expected long-term nominal rates of investment return	
Increase in rates of 1%	824
Decrease in rates of 1%	(779)
Risk discount rates	
Increase in rates of 1%	(494)
Decrease in rates of 1%	592

Date : 26 February 2002

Schedule 3

2001 Unaudited results

Achieved Profits basis results

Operating profits from new long-term insurance business	2001 Published Pre-tax £m	2001 Published tax £m	2001 Published Post-tax £m	2000 As previously published Pre-tax £m	2000 As previously published tax £m	2000 As previously published Post-tax £m	Memorandum only 2000 Estimated results applying same economic assumptions as for 2001 results Pre-tax £m	Memorandum only 2000 tax £m	Memorandum only 2000 Post-tax £m
UK operations	243	(73)	170	230	(69)	161	208	(62)	146
US operations (Jackson National Life) [see note]	167	(94)	73	221	(101)	120	206	(113)	93
Prudential Asia	255	(74)	181	153	(44)	109	156	(45)	111
Prudential Europe	8	(2)	6	9	(3)	6	9	(3)	6
	673	(243)	430	613	(217)	396	579	(223)	356

Note

3a Jackson National Life net of tax profits

	2001 Published Post-tax £m	2000 As previously published Post-tax £m	Memorandum only 2000 Post-tax £m
Pre capital charge	108	155	132
Capital charge	(35)	(35)	(39)
Post capital charge	73	120	93

Date : 26 February 2002

Schedule 4

2001 Unaudited results

Achieved Profits basis results

Operating profits from business in force	2001 £m	2000 £m
UK operations		
Unwind of discount (notes 4a and 4b)	384	429
Change of renewal expense assumption resulting from closure of direct sales force (2000 change of persistency assumption)	15	30
Cost of strengthened assumption for required capital for shareholder backed business	(16)	-
Experience variances and other items	(6)	19
	377	478
Jackson National Life		
Unwind of discount (note 4b)	200	218
Return on surplus assets (over target surplus)	44	34
Averaged realised (losses) gains [see schedule 5]	(74)	19
Experience variances against current assumptions:		
Spread	(12)	39
Persistency	(7)	(24)
Mortality and morbidity	(2)	(10)
Expenses	(16)	(37)
Loss from strengthening operating assumptions (2000 - persistency and expense assumptions)	(13)	(258)
Other	16	17
	136	(2)
Prudential Asia		
Unwind of discount (note 4b)	78	58
Change in operating assumptions	66	-
Other items and experience variances	16	2
	160	60
Prudential Europe		
Unwind of discount (note 4b)	9	8
Experience variances against current assumptions	(9)	0
	0	8
Total	673	544

Notes

4a UK Operations - smoothing of asset values

The unwind of discount for UK long-term business operations represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the PAC with-profits fund (see schedule 7), and the expected return on shareholders' assets held in other UK long-term business operations.

Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

4b Memorandum only for 2000 - estimated unwind of discount applying the same economic assumptions as for the 2001 results

	£m
UK operations	361
Jackson National life	198
Prudential Asia	54
Prudential Europe	7
Total	620

2001 Unaudited results

Achieved Profits basis results

Short-term fluctuation in investment returns	**2001 £m**	**2000 £m**
Long-term business		
UK Operations (note 5a)	(764)	(218)
Jackson National Life (note 5b)	(521)	(171)
Prudential Asia	(9)	(46)
Prudential Europe	-	(3)
Share of investment return of US managed investment funds consolidated into Group results that is attributable to external investors	(13)	(13)
General insurance and shareholders		
Relating to investment in St James's Place Capital plc	-	17
Other (as explained on Schedule 12)	(95)	(6)
	(1,402)	(440)

Notes

5a UK Operations

Short-term fluctuations in investment returns represent the difference between actual investment returns attributable to shareholders on the achieved profits basis and the unwind of discount included within operating profit as described on schedule 4.

5b Jackson National Life - summary

Short-term fluctuations comprise:	2001 £m	2000 £m
Actual investment return on investments less longer-term returns included within operating profit (note 5c)	(413)	(109)
Actual return on Separate Account business less return based on longer-term rate	(85)	(62)
Transition writedown on implementation of EITF 99-20 for interests in securitised financial assets (as explained on schedule 11)	(23)	-
	(521)	(171)

5c Jackson National Life - Actual investment return on investments less longer-term returns for the year ended 31 December 2001

This comprises:

Actual less averaged realised gains and losses (including impairments) for fixed maturity securities (note 5d)	(295)
Actual less longer-term return on equity based investments	(124)
Gains on preference shares	6
	(413)

5d Jackson National Life - actual less averaged realised gains and losses (including impairments for fixed maturity securities)

		$m	£m equivalent
	1997	30	
	1998	54	
	1999	3	
	2000	(90)	
	2001	(532)	
5 year total		(535)	
5 year average included in operating result [see schedule 4]		(107)	(74)
Actual less averaged		(425)	(295)

Date : 26 February 2002

Schedule 6

2001 Unaudited results

Achieved Profits basis results

Taxation charge	**2001 £m**	**Restated (note 6e) 2000 £m**
Tax charge on operating profit (note 6a)		
Long-term business		
UK Operations (note 6b)	173	212
Jackson National Life (note 6c)	127	44
Prudential Asia (note 6d)	133	61
Prudential Europe (note 6d)	(2)	0
	431	317
General insurance and shareholders	(61)	(29)
Total tax on operating profit	370	288
Tax on items not included in operating profits		
Tax credit on short-term fluctuations in investment returns	(422)	(104)
Tax credit on loss from change of economic assumptions	(167)	-
Tax charge on merger break fee, net of expenses (after utilisation of available capital losses)	6	-
Tax on profit on Egg flotation and business disposals	-	57
Total tax on items not included in operating profits	(583)	(47)
Tax (credit) charge on (loss) profit on ordinary activities (including tax on actual investment returns)	(213)	241

Notes

6a Tax on operating profit based on longer-term investment returns, excluding merger break fee, net of expenses.

6b Including tax relief on shareholders' portion of UK re-engineering costs borne by the PAC life fund.

6c Excluding tax charge on broker dealer and fund management result

6d Including tax relief on development costs where applicable

6e Comparatives for the year ended 31 December 2000 have been restated for the implementation of FRS 19 in respect of deferred tax provisions

2001 Unaudited results

Achieved Profits basis results

Shareholders' funds summary	**2001 £m**	**Restated (note 7e) 2000 £m**
UK operations		
Long-term business operations		
Smoothed assets (note 7a)	3,775	3,887
Actual assets less smoothed assets	(119)	340
	3,656	4,227
General business solvency capital	-	135
M&G	329	341
Egg	380	426
	4,365	5,129
US operations		
Jackson National Life (net of surplus note borrowings of £172m (2000 - £167m)		
Before capital charge		
Excluding assets in excess of target surplus	2,442	2,298
Assets in excess of target surplus	463	595
	2,905	2,893
Capital charge (note 7b)	(222)	(222)
After capital charge	2,683	2,671
Other US operations (note 7c)	134	85
	2,817	2,756
Prudential Asia	1,089	793
Prudential Europe	90	82
Other operations		
Goodwill (note 7d)	1,624	1,546
Holding company net borrowings	(1,961)	(1,530)
Other assets	126	0
	(211)	16
Total	8,150	8,776

Notes

7a UK long-term business smoothed assets represent asset values adjusted to remove the effects of short-term volatility

7b In determining the cost of capital of Jackson National Life it has been assumed that an amount equal to 200 per cent of the risk based capital required by the US Supervisory authorities must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by £222m (2000 also £222m).

7c Relates to Broker dealer, fund management, intra-group funding arrangements and certain tax balances

7d Total goodwill at 31 December 2001 comprises

	£m
Held within US operations re purchase of broker dealer and banking businesses	63
Other operations re M&G and acquired Asian businesses	1,624
	1,687

7e Comparatives for the year ended 31 December 2000 have been restated for the implementation of FRS 19 in respect of deferred tax provisions - see schedule 8

7f Impact on 31 December 2000 achieved profits shareholders' funds applying the same economic assumptions as for 2001

If the economic assumptions applied for 2001 had been in place at 31 December 2000 the achieved profits basis shareholders' funds at that date would have been lower by £315m. This represents a pre-tax loss of £482m less related tax credit of £167m. These figures are analysed by business operation on schedule 8.

2001 Unaudited results

Achieved Profits basis results

Reconciliation of movement in shareholders funds	Long-term business operations UK £m	Jackson National Life £m	Prudential Asia £m	Prudential Europe £m	Total Long-term business operations £m	Other operations £m	Group total £m
Operating profit [including investment return based on long-term rates of returns]							
Long-term business							
New business	243	167	255	8	673		673
Business in force	377	136	160	0	673		673
	620	303	415	8	1,346		1,346
General business						79	79
Re-engineering costs	(45)				(45)	(19)	(64)
Asia and Europe development expenses			(19)	(29)	(48)		(48)
M&G						75	75
Egg						(88)	(88)
US broker dealer and fund management						16	16
Other income and expenditure						(130)	(130)
Operating profit (loss) before amortisation of goodwill	575	303	396	(21)	1,253	(67)	1,186
Amortisation of goodwill		(3)			(3)	(92)	(95)
Short-term fluctuations in investment returns	(764)	(521)	(9)		(1,294)	(108)	(1,402)
Effect of changes of economic assumptions	(426)	1	(57)		(482)		(482)
Merger break fee, net of expenses						338	338
(Loss) profit on ordinary activities before tax [including actual investment gains]	(615)	(220)	330	(21)	(526)	71	(455)
Tax							
tax on operating profit	(173)	(127)	(133)	2	(431)	61	(370)
tax on short-term fluctuations in investment returns	229	158	6		393	29	422
tax on profit / loss arising from change of economic assumptions	128	12	27		167		167
tax on merger break fee, net of expenses					0	(6)	(6)
total tax charge	184	43	(100)	2	129	84	213
Minority interests						25	25
(Loss) profit for the financial year	(431)	(177)	230	(19)	(397)	180	(217)
Exchange movements		74	(12)		62	(9)	53
Development costs included above (net of tax) borne centrally			3	8	11	(11)	0
Intragroup dividends (including statutory transfer)	(313)	(91)	(14)		(418)	418	0
External dividends						(504)	(504)
Investment in operations / changes in Prudential stake	178	206	89	14	487	(487)	0
Proceeds from issues of share capital by parent company						42	42
Adjustment for European new business sold by UK operations	(5)			5	0		0
Net increase in shareholders capital and reserves	(571)	12	296	8	(255)	(371)	(626)
Shareholders capital and reserves at 1 January 2001							
As previously published	4,227	2,671	793	82	7,773	1,060	8,833
Restatement effects for implementation of FRS 19 on deferred tax						(57)	(57)
As restated	4,227	2,671	793	82	7,773	1,003	8,776
Shareholders capital and reserves at 31 December 2001	3,656	2,683	1,089	90	7,518	632	8,150
analysed as:							
Statutory Basis shareholders' funds	494	2,364	402	58	3,318	632	3,950
Additional shareholders' interest on Achieved Profits basis	3,162	319	687	32	4,200		4,200
Achieved Profits basis shareholders' funds	3,656	2,683	1,089	90	7,518	632	8,150

Date : 26 February 2002

Schedule 9.1

2001 Unaudited results

Statutory basis results

2001 Basic earnings per share (note 9.1a)	**Pre-tax £m**	**Tax £m**	**Post-tax £m**	**Minority interests £m**	**Post-tax and minority interests £m**	**Earnings per share (pence)**
Based on operating profit after tax and minority interests before amortisation of goodwill and merger break fee	622	(174)	448	12	460	23.3
Adjustment for amortisation of goodwill	(95)		(95)		(95)	(4.8)
Adjustment from post-tax longer term investment returns to post-tax actual investment returns (after related minority interests) (note 9.1b)	(480)	159	(321)	13	(308)	(15.6)
Adjustment for Merger break fee, net of related expenses	338	(6)	332		332	16.8
Based on profit for the financial year after minority interests	385	(21)	364	25	389	19.7

Notes

9.1a Average number of shares for 2001 is 1,978m

9.1b Minority interests in adjustments from post-tax longer-term investment returns to post-tax actual returns

The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds of the US fund management operation. These two funds are consolidated as quasi subsidiaries but have no net impact on pre-tax or post tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer term returns to actual investment returns includes losses of £13m attributable to these minority interests.

2001 Unaudited results

Statutory basis results

2000 Basic earnings per share (note 9.2a) restated for implementation of FRS19 re deferred tax)	Pre-tax As previously published £m	Tax Restated £m	Post-tax Restated £m	Minority interests Restated £m	Post-tax and minority interests Restated £m	Earnings per share Restated (pence)	Earnings per share Previously published (pence)
Based on operating profit after tax and minority interests before amortisation of goodwill	840	(260)	580	11	591	30.2	31.5
Adjustment for amortisation of goodwill	(84)	-	(84)	-	(84)	(4.3)	(4.3)
Adjustment from post-tax longer term investment returns to post-tax actual investment returns (after related minority interests) (note 9.2b)	(48)	3	(45)	13	(32)	(1.7)	(1.4)
Adjustment for profit on flotation of Egg and business disposals	239	(57)	182	-	182	9.3	9.3
Based on profit for the financial year after minority interests	947	(314)	633	24	657	33.5	35.1

Notes

9.2a Average number of shares for 2000 was 1,959m

9.2b Minority interests in adjustments from post-tax longer-term investment returns to post-tax actual returns

The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds of the US fund management operation. These two funds are consolidated as quasi subsidiaries but have no net impact on pre-tax or post tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer term returns to actual investment returns includes losses of £13m attributable to these minority interests.

2001 Unaudited results

Statutory basis results

US operations	2001 US$m	2000 US$m	2001 £m	2000 £m
UK basis operating result				
Jackson National Life (see note 10a and schedule 11)	406	695	282	459
Broker dealer and fund management result	23	10	16	7
Operating result for UK reporting purposes	429	705	298	466
Exchange rate			1.44	1.52

Notes

10a Longer-term investment returns included in UK basis operating profit

UK basis operating profit for the year ended 31 December 2001 includes the following longer-term investment returns (net of related change to amortisation of acquisition costs)	Year ended 31 December 2001 US$m	£m
Averaged realised gains on fixed maturities (note 10b)	(97)	(67)
Longer-term returns on equity based investments (note 10c)	62	43

In prior periods longer-term investment returns included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains for fixed maturities and other types of security.
Longer-term returns now include average realised gains for fixed maturities only, and returns for equity based investments based on longer-term rates of return.
Comparatives have not been restated for the refinement in policy as the effect is immaterial to the results for those periods.

10b Averaged realised gains and losses on fixed maturities

	Year ended 31 December 2001 US$m	£m
Realised gains and losses arising in period (net of related change to amortisation of acquisition expenses)		
1997	30	
1998	34	
1999	(1)	
2000	(69)	
2001	(477)	(331)
Five year total	(483)	
Five year average included in UK statutory basis operating profit	(97)	(67)
Excess of current period realised losses over five year average excluded from statutory basis operating profit (but included in profit before tax)	(380)	(264)

10c Longer-term returns on equity based investments

Longer-term returns for these investments have been determined by applying a longer-term rate of return of 7.75%

Date : 26 February 2002

2001 Unaudited results

Schedule 11

Statutory basis results

Year ended 31 December 2001

UK GAAP adjustments

Jackson National Life result - reconciliation of 2001 US GAAP basis result to UK GAAP result	US GAAP US $m	Reverse FAS 133 effects (note 11a) US $m	Minority interests (note 11a) US $m	US GAAP adjusted for minority interests and reversal of FAS 133 effects US $m	Longer-term investment returns (note 11c) US $m	EITF 99-20 (note 11b) US $m	Segmental result for UK Modified Statutory Basis GAAP purposes US $m	£m
Operating profit	395	20		415	(9)		406	282
Realised investment gains (losses), net of related change to amortisation of acquisition costs (note 11a) (US GAAP as published also includes the change in the fair value of hedging instruments)	(775)	218	47	(510)	510		0	0
Short-term fluctuations in investment returns (note 11b)				0	(501)	(29)	(530)	(368)
Amortisation of goodwill	(5)			(5)			(5)	(3)
Profit before tax before minority interest	(385)	238	47	(100)	0	(29)	(129)	(89)
Minority interests (note 11a)	47		(47)	0			0	0
Profit before tax after minority interest	(338)	238	0	(100)	0	(29)	(129)	(89)
Tax (charge) credit								
on operating profit	(145)			(145)	3		(142)	(99)
on short-term fluctuations in investment returns	262	(83)		179	(3)	10	186	129
total tax charge	117	(83)	0	34	0	10	44	30
Profit after tax before cumulative effect of changes in accounting principle	(221)	155	0	(66)	0	(19)	(85)	(59)
Cumulative effect of changes in accounting principle	(200)	181		(19)		19	0	0
Net income	(421)	336	0	(85)	0	0	(85)	(59)
Exchange rate								1.44

Notes

11a Operating profit and realised investment gains and losses

These items are shown after excluding minority interests. For UK reporting purposes the segmental result of Jackson National Life reflect its proportionate interests in the results of two investment funds that are consolidated as quasi subsidiaries.
These items also exclude the impact of profits and losses that are recognised under US GAAP as a result of the implementation of FAS133 on accounting for derivative instruments. Such gains and losses are not generally recognised for UK GAAP purposes.

After excluding FAS133 effects and adjusting for minority interests, realised investment losses, net of related change to amortisation of acquisition costs, are $(510)m. These comprise losses of $(477)m on fixed maturity investments which are included within UK operating results on a five year averaged basis (per schedule 10 note 10b) and realised losses on equities and preferred shares of $(33)m.

11b EITF 99-20

Effective 1 April 2001, EITF 99-20 issued by the US Federal Accounting Standards Board established new income and impairment recognition standards for interests in securitised financial assets.
The initial write-down is comprised of:

	$m	£m
Gross write-down	(33)	(23)
Related change to amortisation of acquisition costs	4	3
Pre-tax charge	(29)	(20)
Related tax	10	7
Net of tax charge	(19)	(13)

11c Total net income

For UK GAAP purposes fixed maturities are normally carried in the balance sheet at amortised cost. Securities are carried at estimated net realisable value for declines in fair value considered to be other than temporary. The decline is in included within realised losses. For securities carried at amortised cost movements in unrealised appreciation, which are accounted for under US GAAP within Other Comprehensive Income, do not feature as a reconciling item in the table shown above.

2001 Unaudited results

Statutory basis results

Short-term fluctuations in investment returns - summary	**2001 £m**	**2000 £m**
Long-term business		
Jackson National Life (note 12a)	(368)	(52)
Others	(4)	(1)
Share of investment return of US managed investment funds consolidated into Group results that is attributable to external investors	(13)	(13)
General business and shareholders		
Relating to investment in St James's Place Capital plc	-	24
Other (note 12c)	(95)	(6)
Total	(480)	(48)

Notes

12a Jackson National Life	**2001 £m**	**2000 £m**
Short-term fluctuations, net of related changes to amortisation of acquisition costs comprise:		
Actual investment return on investments less longer-term returns included within operating profit (note 12b)	(348)	(52)
Transition write-down on implementation of EITF 99-20 for interests in securitised financial assets (as explained on schedule 11)	(20)	-
	(368)	(52)

12b Actual investment return on investments less longer-term returns (net of related changes to amortisation of acquisition costs) for the year ended 31 December 2001

	2001 £m
This comprises:	
Actual less averaged realised gains and losses for fixed maturities [see schedule 10]	(264)
Actual less longer-term return on equity based investments	(96)
Realised and unrealised gains on preference shares	6
Previously unrecognised unrealised appreciation	6
	(348)

12c Other general business and shareholders investment gains	**2001 £m**	**2000 £m**
Current year realised and unrealised gains	(71)	22
Longer-term gains credited to operating result	24	28
Shortfall of current year gains over longer-term gains excluded from operating result but included in profit before tax	(95)	(6)

Date : 26 February 2002 Schedule 13

2001 Unaudited results

Statutory basis results

Taxation charge	**2001 £m**	**Restated (note 13e) 2000 £m**
Tax charge on operating profit (note 13a)		
Long-term business		
UK Operations (note 13b)	120	125
Jackson National Life (note 13c)	99	161
Prudential Asia (note 13d)	17	8
Prudential Europe (note 13d)	(1)	(2)
	235	292
General insurance and shareholders (note 13b)	(61)	(32)
Total tax on operating profit	174	260
Tax on items not included in operating profits		
Tax on short-term fluctuations in investment returns	(159)	(3)
Tax on profit on Egg flotation and business disposals	-	57
Tax on merger break fee, net of expenses (after utilisation of available capital losses)	6	-
Total tax on items not included in operating profits	(153)	54
Tax on profit on ordinary activities (including tax on actual investment returns)	21	314

Notes

13a Tax on operating profit based on longer-term investment returns, excluding merger break fee, net of expenses.

13b Including tax relief on re-engineering costs

13c Excluding tax charge on broker dealer and fund management result

13d Including tax relief on development costs where applicable

13e Comparatives for the year ended 31 December 2000 have been restated for the implementation of FRS 19 in respect of deferred tax .